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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                   FORM 11-K

                           --------------------------

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _________________

                          Commission File No. 0-14714

 A. Full title and address of the plan, if different from that of the issuer named below:

                 ASTEC INDUSTRIES, INC. 401(K) RETIREMENT PLAN
                                 P.O. Box 72787
                               4101 Jerome Avenue
                          Chattanooga, Tennessee 37407
                                 (423) 867-4210

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ASTEC INDUSTRIES, INC.
                                 P.O. Box 72787
                               4101 Jerome Avenue
                          Chattanooga, Tennessee 37407
                                 (423) 867-4210




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                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes at End of Year
Consent of Independent Auditors


Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 1999 and 1998


                                    Contents


Report of Independent Auditors                                            3

Audited Financial Statements

Statements of Net Assets Available for Benefits                           4

Statement of Changes in Net Assets Available for Benefits                 5

Notes to Financial Statements                                             6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year            9





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                         Report of Independent Auditors

Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young, LLP



Chattanooga, Tennessee
June 16, 2000




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Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits



                                                    December 31
                                              1999               1998

Assets
Investments (Note 3)                      $75,643,564        $58,034,769
Cash and cash equivalents                       1,836              4,268

Net Assets Available for Benefits         $75,645,400        $58,039,037


See accompanying notes.




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Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 1999


Additions to net assets attributed to:

Investments
  Net appreciation in fair value of investments             $ 8,273,632
  Investment income                                           3,375,197
                                                            -----------
                                                             11,648,829

Contributions:
  Participants                                                6,760,953
  Employer                                                    2,048,979
                                                            -----------
                                                              8,809,932
                                                            -----------
Total additions                                              20,458,761

Deductions from net assets attributed to:
  Benefits paid to participants                               2,852,398
                                                            -----------
Total deductions                                              2,852,398

Net increase                                                 17,606,363

Net assets available for benefits
  Beginning of year                                          58,039,037
                                                            -----------
  End of year                                               $75,645,400
                                                            -----------



See accompanying notes.


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Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 1999

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $10,000, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.

Participants may change their investment options quarterly.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 1999 range from 7.0% to 10.0%. Principal and interest are paid ratably through monthly payroll deductions.



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1. Description of Plan (Continued)

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The Plan purchased shares of Astec Industries, Inc. (the Plan sponsor) common stock on the open market during 1999 at a cost of $1,648,210. In addition, the Plan sold shares of the Astec Industries, Inc. common stock on the open market during 1999 for $646,217 resulting in a gain of $174,278. As of December 31, 1999, the fair value of Astec Industries, Inc. common stock held for investment is $3,713,400.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.




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3. Investments

During 1999, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:


                                                         Net Realized
                                                         and Unrealized
                                                         Appreciation
                                                         in Fair Value of
                                                         Investments

Common Stock                                              $(1,725,617)
Shares of registered investment companies                   9,999,249
                                                          -----------
                                                          $ 8,273,632
                                                          -----------


Investments that represent 5% or more of fair value of the Plan's net assets are as follows:


                                                       December 31
                                                  1999             1998

American Century Growth Fund                  $ 9,006,703      $ 5,371,288
American Century Ultra Fund                    15,446,138       10,288,175
American Century Value Fund                     6,076,106        6,769,518
American Century International Fund             3,834,658                #
American Century Benham Prime Money Market      8,091,793        6,785,898
American Century Income & Growth Fund          17,613,953       13,908,722
Astec Industries Stock                                  #        4,438,860


# amount is less than 5% of net assets

4. Administrative Expenses

Administrative expenses of the Plan for 1999 were paid by the Company.

5. Transfer from Portec, Inc.

The Company completed the acquisition of certain assets and liabilities of the Construction Equipment Division of Portec, Inc. on December 2, 1997. Qualified employees of the acquired entity became eligible to participate in the Plan as of December 2, 1997, and their assets in the Portec, Inc. 401(k) plan were transferred to the Plan in January of 1998.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


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Astec Industries, Inc. 401(k) Retirement Plan

Employer I.D. No. 62-0873631   Plan No. 001

Schedule H Line 4(i)
Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999


Identity of Issue         Description of Investment               Current Value
Shares of Registered Investment Companies:
  American Century       Strategic Allocation Conservative Fund   $ 1,466,041
  American Century       Strategic Allocation Moderate Fund         3,341,683
  American Century       Strategic Allocation Aggressive Fund       1,767,215
  American Century       Income and Growth Fund                    17,613,953
  American Century       Value Fund                                 6,076,106
  American Century       Growth Fund                                9,006,703
  American Century       Ultra Fund                                15,446,138
  American Century       Vista Fund                                 1,743,400
  American Century       International Fund                         3,834,658
  Benham                 Prime Money Market Fund                    8,091,793
  Schwab                 Money Market Fund                            378,112
                                                                  -----------
                                                                   68,765,802

Shares of Common Stock:
*Astec Industries, Inc. Common Stock                                3,713,400

 Participant Notes
   Receivable            7-10%                                      3,164,362
                                                                  -----------
                                                                  $75,643,564
                                                                  -----------


*--Indicates party-in-interest

Note: Cost information has not been included because all investments are participant directed.




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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 23, 2000.


ASTEC INDUSTRIES, INC. 401(k) RETIREMENT PLAN


By: /s/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee




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